FILED BY HILLTOP HOLDINGS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SWS GROUP, INC.

REGISTRATION STATEMENT NO. 333-196367

The following communication was distributed by email on October 15, 2014 to employees of First Southwest Company, an indirect wholly owned subsidiary of Hilltop Holdings Inc.

To: All Employees

From: Hill Feinberg

Date: October 15th, 2014

RE: SWS-Hilltop Update

Dear First Southwest Employee,

As you may have seen, earlier today SWS issued an open letter to all of its shareholders urging them to vote in favor of the proposed merger with Hilltop Holdings at the Special Meeting of Stockholders scheduled for November 21, 2014. I encourage you to read the full letter, which is attached to this email and highlights the benefits of the merger.

As we have previously communicated, the Integration Committee continues to meet and work together to prepare for the anticipated combination of our business with SWS.  We are making significant progress and are striving to make the integration as seamless as possible.

If you have any questions, we ask that you submit them through the designated email address (merger@firstsw.com) or by phone at 214-525-9020. We will continue to do our best to keep you informed as we move through this process.

As always, I thank you for your continued hard work and dedication.

Sincerely,

Hill Feinberg

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-196367) containing a definitive proxy statement of SWS that also constitutes a prospectus of Hilltop, and SWS and Hilltop will each file other documents with respect to the proposed transaction and the definitive proxy statement/prospectus will be mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the definitive proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information. Investors and security holders of SWS may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS are available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop are available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029.

SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in Amendment No. 1 to its Annual Report on Form 10-K for the year ended June 30, 2014, which was filed with the SEC on September 26, 2014. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

HILLTOP CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Hilltop’s actual results, performance or achievements to be materially different from any expected future results, performance or achievements. Forward-looking statements speak only as of the date they are made and, except as required by law, Hilltop does not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, our plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger with SWS does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing that are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of SWS’s earnings, broader market movements, and the performance of financial companies and peer group companies; (iii) risks associated with merger and acquisition integration; (iv) our ability to estimate loan losses; (v) changes in the default rate of our loans; (vi) risks associated with concentration in real estate related loans; (vii) our ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the Federal Deposit Insurance Corporation; (viii) changes in general economic, market and business conditions in areas or markets where we compete; (ix) severe catastrophic events in our geographic area; (x) changes in the interest rate environment; (xi) cost and availability of capital; (xii) changes in state and federal laws, regulations or policies affecting one or more of our business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xiii) our ability to use net operating loss carry forwards to reduce future tax payments; (xiv) approval of new, or changes in, accounting policies and practices; (xv) changes in key management; (xvi) competition in our banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvii) failure of our insurance segment reinsurers to pay obligations under reinsurance contracts; (xviii) our ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xix) our participation in governmental programs, including the Small Business Lending Fund. For more information, see the risk factors described in the Annual Report on Form 10-K for the year ended December 31, 2013 and other filings with the Securities and Exchange Commission.

Group RGB SWS Group, Inc. Sends Letter to Stockholders Files Definitive Proxy Materials Urging Stockholders to Vote FOR the Adoption of the Merger Agreement with Hilltop Holdings Inc. SWS Board Believes Hilltop Merger Delivers Compelling and Immediate Cash Value; Allows Stockholders to Participate in Significant Upside Potential of Larger, More Diversified Organization DALLAS, October 15, 2014 – SWS Group, Inc. (NYSE: SWS) ("SWS" or the "Company") yesterday sent the following letter to its stockholders recommending that stockholders vote FOR the adoption of the merger agreement with Hilltop Holdings Inc. (“Hilltop”) at the Company’s upcoming Special Meeting of Stockholders to be held on November 21, 2014: October 14, 2014 Dear Fellow SWS Stockholder, You are receiving proxy materials recommending that you vote FOR the proposed merger of SWS with and into a wholly owned subsidiary of Hilltop at the Special Meeting of Stockholders scheduled for November 21, 2014. SWS stockholders of record as of the close of business on October 3, 2014 will be entitled to vote at the Special Meeting. WE URGE YOU TO VOTE “FOR” THE PROPOSED MERGER ON THE ENCLOSED PROXY CARD TODAY The SWS Board of Directors (other than Messrs. Gerald J. Ford and J. Taylor Crandall, who recused themselves), acting upon the unanimous recommendation of the Special Committee, which is comprised entirely of independent directors not affiliated with Hilltop, unanimously concluded that Hilltop’s offer is in the best interest of the Company and its stockholders. SWS stockholders will receive per share consideration of 0.2496 shares of Hilltop common stock and $1.94 of cash, equating to $7.88 per share based on Hilltop’s closing price on March 31, 2014, the trading day on which the SWS Board approved the merger. This represents an approximate premium of: . 30% over the closing price of SWS shares as of January 9, 2014 (the last trading day prior to public announcement acknowledging SWS’s receipt of Hilltop's initial acquisition proposal); . 13% over Hilltop’s initial $7.00 per share acquisition proposal made on January 9, 2014; and . 5% over the closing price of SWS shares as of March 31, 2014. Stockholders should obtain current market quotations for Hilltop common stock.

THE HILLTOP TRANSACTION OFFERS IMMEDIATE VALUE, CERTAIN CASH AND SIGNIFICANT UPSIDE POTENTIAL The SWS Board believes that the proposed transaction with Hilltop provides stockholders with immediate cash value while also allowing you to participate in significant upside potential of the combined company. At closing, SWS’s banking subsidiary, Southwest Securities, FSB, will merge with Hilltop’s wholly owned indirect subsidiary PlainsCapital Bank, while after closing SWS’s broker- dealer subsidiary, Southwest Securities, Inc., will merge with Hilltop’s broker-dealer subsidiary First Southwest Company. The combined company will provide a broad range of consumer, commercial and investment banking and related financial services to individuals, corporations, and investors of all types, broker/dealers, government entities and financial intermediaries. The combined bank will have a stable and low-cost funding profile and the combined broker-dealer will have a more efficient operating platform. Prior to reaching its decision to approve the merger agreement, the SWS Board consulted with SWS’s management, and independent financial and legal advisors, and considered a variety of factors relating to the merger. These factors included: . The Board’s knowledge of Hilltop’s business, including its operations, financial condition, asset quality, earnings and prospects, taking into account input from SWS senior management and information provided by SWS’s financial advisor. . The complementary nature of the SWS and Hilltop businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies' cultures and management and operating styles, and the potential expense-saving and revenue-enhancing opportunities in connection with the merger and the related potential impact on the combined company's earnings. . The large stock component of the merger for SWS stockholders, which will allow you to benefit, on a tax-deferred basis, from the upside of the future performance of the combined company, as stockholders of Hilltop. . The Board’s knowledge of the current environment in the financial services industry and the likely effects on SWS’s potential growth: This includes national, regional and local economic conditions and the interest rate environment, uncertainties in the regulatory climate, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing competition, the current environment for community banks and broker-dealers, and current financial market conditions. . The Board’s belief that the merger consideration with Hilltop exceeds SWS’s likely value as a standalone company. The Board also believes that the value created by this merger would likely exceed the value that would be realized if SWS sold its banking operations and operated its other lines of business on a standalone basis or broke itself up through separate sales of its business lines. This recommendation is based on a number of factors, including, among others: o the risks and uncertainties associated with SWS’s potential performance as a standalone company; o the SWS Board’s analysis of other strategic alternatives available to SWS; and o the financial analyses provided by our financial advisor.

. Absent the merger, SWS would have been required to repay $100 million pursuant to the Company’s 2011 credit agreement and the risks and uncertainties associated with successfully undertaking the financing to make these payments. THE INDEPENDENT SPECIAL COMMITTEE OF THE BOARD CONDUCTED A THOROUGH SALE PROCESS THE SPECIAL COMMITTEE UNANIMOUSLY CONCLUDED THAT THE HILLTOP TRANSACTION IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS After Hilltop submitted its written proposal to acquire SWS on January 9, 2014, the SWS Board’s Special Committee led the review of the proposal and any other strategic alternatives. The members of the Special Committee were selected due to their disinterested and non-executive status, their knowledge and experience, and their ability and willingness to devote a significant amount of time to their service on the Special Committee. Together with the Company’s financial and legal advisors, the Special Committee considered a wide range of alternatives to maximize stockholder value, including a sale of SWS to Hilltop or another party, the separate sale of one or more of the Company’s business units or continuing as an independent company, with the goal of maximizing stockholder value. The Special Committee carefully managed the process and maximized the competitive dynamics of the process to obtain the highest price available for all stockholders. During the course of this process, the SWS Board discussed SWS’s business plan, industry trends and the potential for increasing stockholder value through implementation of SWS’s business initiatives. The SWS Board also considered the prospects of SWS, the public markets’ valuation of SWS and other companies in SWS’s industry and the potential challenges to achieving SWS’s business plan. In addition, the SWS Board also discussed the need to repay the $100 million in loans in full on July 28, 2016, or to refinance those loans. On February 13, 2014, the SWS Special Committee instructed its financial advisor to contact third parties that were financially capable and would be likely to receive regulatory approval without material conditions to complete a transaction to acquire SWS. As part of this process, the Company’s financial advisor held discussions with 17 companies (including all of the parties that had contacted SWS or its financial advisor on their own). None of the parties, except for Esposito Global and one other party (“Party A”), continued to pursue a transaction with SWS after the early stage conversation and ultimately neither of these parties submitted a binding proposal to acquire SWS. As a result of extensive negotiations with Hilltop, SWS and its advisors were able to obtain a significant increase in Hilltop’s offer from the beginning of the process to the end of the negotiations, a reduction in the termination fee and an increase in the percentage of merger consideration represented by Hilltop common stock. MAXIMIZE THE VALUE OF YOUR INVESTMENT IN SWS: VOTE “FOR” THE HILLTOP TRANSACTION ON THE ENCLOSED PROXY CARD TODAY YOUR VOTE IS IMPORTANT PLEASE VOTE “FOR” THE PROPOSED MERGER TODAY

Failing to vote has the same effect as a vote against the transaction. Therefore, your vote is extremely important, no matter how many or how few shares you own. Please take a moment to vote “FOR” today — by telephone, by Internet or by signing and returning the enclosed proxy card in the postage- paid envelope provided. If you have questions or need assistance voting your shares, please contact SWS by telephone at (214) 859-1800 or the Company’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or call collect at (212) 929-5500. Thank you for your support. On behalf of the Board of Directors, James H. Ross President and Chief Executive Officer SWS Group, Inc. About SWS Group SWS Group, Inc. is a Dallas-based holding company offering a broad range of investment and financial services through its subsidiaries. The Company’s common stock is listed and traded on the New York Stock Exchange under the symbol SWS. SWS Group, Inc. subsidiaries include Southwest Securities, Inc., SWS Financial Services, Inc., and Southwest Securities, FSB. Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop Holdings Inc. (“Hilltop”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus of SWS Group, Inc. (“SWS”) and Hilltop, and SWS and Hilltop have each filed and will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus has been mailed to shareholders of SWS. The registration statement on Form S-4 has been declared effective by the SEC. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents filed or that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029. SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form 10-K/A (Amendment No. 1) for the year ended June 30, 2014, which was filed with the SEC on September 26, 2014. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Cautionary Statement Regarding Forward-Looking Statements From time to time we make statements (including some contained in this report) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain “forward-looking” information and constitute “forward- looking statements” within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as “plans,” “expects,” “estimates,” “budgets,” “intends,” “anticipates,” “believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “may,” “potential” or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including: . failure to obtain the approval of stockholders of SWS in connection with the proposed transaction; . the failure to consummate or delay in consummating the proposed transaction for other reasons; . the timing to consummate the proposed transaction; . the risk that a condition to closing of the proposed transaction may not be satisfied; . the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; . Hilltop’s ability to achieve the synergies and value creation contemplated by the proposed transaction; . Hilltop’s ability to promptly and effectively integrate its and SWS’s businesses; . the diversion of management time on transaction-related issues; . the interest rate environment; . the volume of trading in securities; . the liquidity in capital markets; . the volatility and general level of securities prices and interest rates; . the ability to meet regulatory capital requirements administered by federal agencies; . the level of customer margin loan activity and the size of customer account balances; . the demand for real estate in Texas, New Mexico and the national market; . the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers; . the demand for investment banking services; . general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence; . the value of collateral securing the loans we hold; . competitive conditions in each of our business segments; . changes in accounting, tax and regulatory compliance requirements; . changes in federal, state and local tax rates; . the ability to attract and retain key personnel; . the availability of borrowings under credit lines, credit agreements and credit facilities; . the potential misconduct or errors by our employees or by entities with whom we conduct business; . the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and . the potential misconduct for litigation and other regulatory liability. Our future operating results also depend on our operating expenses, which are subject to fluctuation due to: . variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables; . variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and . unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies. Other factors, risks and uncertainties that could cause actual conditions, events or results to differ materially from our expectations discussed in this report include those factors described in SWS’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended June 30, 2014, under the heading “Risk Factors,” and our other reports filed with and available from the SEC. Our forward-looking statements are based on current beliefs, assumptions and expectations. No assurances can be given that any of the events anticipated by these forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our actual results, levels of activity, performance, or achievements. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based. ###

Investor Relations: Media Relations: J. Michael Edge, 214-859-9343 Ben Brooks, 214-859-6351 medge@swst.com bdbrooks@swst.com